

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Robert E. Balletto
President and Chief Executive Officer
Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, Massachusetts 01833

> **Re:** **Georgetown Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-180018**

Dear Mr. Balletto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2.   To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Risk Factors

Risks associated with system failures, interruptions, or breaches of security…, page 21

3.   You indicate that you outsource most of your data processing, including presumably card processing. Please advise the staff if you have had any significant losses of customer data, either by Georgetown or by any of its third party handlers. If there has been a breach or other loss of data, please provide the staff with your analysis as to how you determined the risk was not material enough to warrant disclosure. Please refer to Disclosure Topic No. 2.

Market for the Common Stock, page 30

4.   Please revise to discuss why you have decided to list your shares on the Nasdaq Capital Market following the second-step conversion rather than remain on the OTC Bulletin Board.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy, page 40

5.   We note your disclosure on page 41 which states that since 2008 you have performed multiple reviews of your home equity line of credit portfolio to determine the effect of the housing market on the quality of this portfolio. We also note that your last review was conducted in May 2011 and indicated that 94% of your home equity loans had combined loan-to-value ratios of 85% or less. Given that this portfolio represents 10.5% of your portfolio as of December 31, 2011 in addition to your disclosure on page 39 that you recorded a $698,000 charge-off relating to one large, out-of-market home equity loan, please address the following:

   •   Tell us and revise future filings to explain in further detail the procedures you perform during the reviews of your home equity line of credit portfolio;
   •   Tell us in detail the circumstances that led to the $698,000 charge-off that occurred during your fiscal quarter ended June 30, 2011;
   •   Confirm whether or not your last loan review which was conducted in May 2011 resulted in this charge-off;
   •   Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If you do not have detailed information with respect to the performance of the first lien loan, please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your home equity line of credit portfolio;

- Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;
- Tell us and revise future filings to disclose the percentage of your home equity line of credit loan portfolio where you also hold the first lien loan; and
- Tell us and revise future filings to explain the nature of the loans in your home equity line of credit loan portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

Taxation, page 82

6.   Revise this section, and the section in the Summary beginning on page 15 to indicate the "more likely than not" nature of the tax opinion with regard to the receipt of subscription rights by eligible account holders.

Transactions With Certain Related Persons, page 88

7.   In the last sentence of the third paragraph on page 88, please delete the phrase "Management believes;" it is inappropriate. Provide the representation contemplated by instruction 4 to Item 404(a) of Regulation S-K. If you are not able to provide the representations, provide the information required by Item 404(a) regarding all loans to related parties.

Executive Compensation, page 89

8.   Please revise to provide compensation disclosure for a third executive officer or provide us with a detailed analysis of how you concluded that disclosure for a third executive officer is not required. Refer to Item 402(m)(2) of Regulation S-K.

The Conversion and Offering, page 101

Stock Pricing and Number of Shares to be Issued, page 105

9.   Revise the last paragraph on page 105 to disclose the fees paid to RP Financial, LC. during the past three fiscal years, or disclose if no fees were paid.

10.   Please revise to disclose the selection criteria applied by RP Financial, LC. in selecting the peer group companies. We note that your asset size is smaller than that of the peer

group, with members of the peer group having asset sizes up to more than five times your current size. The investor should be able to understand how RP Financial concluded that these companies could be considered your "peers" and therefore were used in determining the Company's appraised value.

Syndicated Community Offering, page 111

The Division of Trading and Markets Has Asked Us to Convey the Following Comments:

11.   Please explain how the offering complies with Exchange Act Rule 10b-9.

12.   Please explain how the offering complies with Exchange Act Rule 15c2-4.

13.   Please tell us whether Keefe, Bruyette & Woods, Inc. is a registered broker-dealer. Please also advise us which minimum net capital provision of Rule 15c3-1(a)(2) Keefe is operating under.

14.   Please tell us who will hold investor funds and where such funds will be held. Please also advise us the agreements pursuant to which such funds will be held and the material terms and conditions of such agreements.

15.   Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the DVP and sweep features work.

16.   Please note the DVP structure has presented issues in the context of Exchange Act Rule 10b-9 in the past, as some parties had taken the view that the DVP trade orders can be counted towards meeting offering contingencies. Commission staff views DVPs as legal commitments not sales as required by Rule 10b-9, because investors do not put any money into the DVP accounts until closing. Please explain how this offering does not raise these same issues.

Proxy/Prospectus for current, Georgetown-Federal public shareholders

Cover Page

17.   Please clarify, if true, that shareholders of Georgetown-Federal do not have any subscription rights in the common stock offering, absent any status that they might have as depositors.

Exhibits

18.   On page 21, you indicate that you rely on third party processors to handle virtually all of your data and other processing. However, we note that none of the service agreements appear to have been filed as material contracts. Please provide the staff with your analysis as to why those contracts do not need to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

19.   Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

20.   We note that you plan to file certain exhibits supplementally. Please tell us why you believe that is appropriate.

Exhibit 8.1

21.   We note that a form of federal tax opinion has been filed. Please file a signed and dated opinion as soon as possible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552, or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
       Joseph W. Kennedy
       Edward A. Quint, Esq.